McGuireWoods LLP

1345 Avenue of the Americas

New York, New York 10105

December 18, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Michael R. Clampitt

Wells Fargo Capital X — Statement of Eligibility on Form T-1 (SEC File Number 333-135006-01)

Dear Mr. Clampitt:

Reference is made to the letter of the Staff of the Division of Corporation Finance dated December 7, 2006 (the “Letter”). In response to Comment 1 of the Letter, the undersigned, on behalf of The Bank of New York Trust Company, N.A., has caused its Statement of Eligibility on Form T-1 to be updated to include its latest Report of Condition as of September 30, 2006 and has refiled such Statement concurrently herewith.

Concurrently, we are providing two (2) courtesy copies of the revised Statement as filed, marked to show changes from the initial Statement.

Please do not hesitate to contact me at (212) 548-2126 if I can be of any further assistance.

Respectfully yours,

/s/ John B. Duer
John B. Duer Partner